Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

January 31, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jessica Plowgian, Attorney-Advisor

Washington, D.C. 20549

RE:        First Rate Staffing Corporation

Registration Statement on Form S-1 (Originally filed November 13, 2012)

File No. 333-184910

Dear Ms. Plowgian:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 (originally filed on November 13, 2012) for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated November 13, 2012 (the “Comment Letter”) in response to the initial filing of the Form S-1 in November 2012. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We note that you are registering the sale of 1,600,000 shares of common stock by the selling stockholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the relatively short period the selling shareholders have held the shares, the nominal price paid for such shares and the apparent relationship of many of the selling shareholders to the company, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Therefore, please fix the offering price of the securities for the duration of the offering.

Response: The language that we are using is standard offering price language that has been approved by the Commission in previous registration statements that are similar to the instant Form S-1. The offering price for the resale of shares is listed at a price of $2.00 per share. However, the selling shareholders desire to sell at prevailing market or privately negotiated prices, including (without limitation) in one or more transactions that may take place by ordinary broker's transactions, privately-negotiated transactions or through sales to one or more dealers for resale. Accordingly, we seek additional clarification on why the offering price should be permanently fixed at a certain price, as selling shareholders may seek to sell their shares at various prices over the course of the offering. Please reconsider this comment or provide us with applicable legal authority or documentation from the Commission so that we can better understand this issue and the request. In addition, or alternatively, we would seek an opportunity to discuss this comment in the near term with the Staff of the Commission.

2. Please file your legal opinion as soon as possible. We must review it before the registration statement is declared effective, and we may have additional comments.

Response: We will file the legal opinion as an exhibit in the next round of comment responses.

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

Response: We have noted on the cover page of the prospectus in the Form S-1 that the Company is an “emerging growth company” under the JOBS Act.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company does not possess any written communications that it or anyone authorized on its behalf plans to present to potential investors in reliance on Section 5(d) of the Securities Act. Furthermore, there are currently no research reports being published or to be distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering.

Risks and Uncertainties Facing the Company, page 5

5. We note your disclosure that you would likely require additional financing to expand the company’s business. Please quantify the amount of financing the company will need to expand in accordance with your current business plans.

Response: We are indicating in the revised disclosure that the Company would need approximately $1.0 million to $1.5 million to expand in accordance with its current business plan.

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Risk Factors, page 7

6. Please include a risk factor addressing the fact that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

Response: This risk factor has been added to the Form S-1.

7. Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

Response: The additional risk factor has been added to the Form S-1. However, the Company does not believe that Rule 144(i) is applicable. The Company presently has business operations and assets consisting of more than cash or cash equivalents. Accordingly, the text of Rule 144(i) seems inapplicable here. Further, the Company has been filing regular reports under the Exchange Act. Finally, we note that Rule 144(i)(1)(i) specifically excludes from its application issuers that are business combination related shell companies. Accordingly, Rule 144(i)(1)(ii) would not apply to the Company to the extent that it was a business combination related shell company prior to the merger completed in 2012. As the Company presently has substantive business operations and actual assets consisting of more than cash or cash equivalents, and the fact that the Company has been filing reports under the Exchange Act, it seems that Rule 144(i) is not applicable.

8. Please include a risk factor addressing your lack of independent directors.

Response: This risk factor has been added to the Form S-1.

9. Please revise your risk factor disclosure so that it is specific to your company, your level of operations, your experiences and your industry. Add context to the discussion by providing concrete examples of how the risks apply to you. While we have commented on particular risk factors, below, generally revise your risk factors so that they are not generic to any company or any industry at your level of development.

Response: We have revised various risk factors in the Form S-1 to provide additional and/or specific disclosure in various instances.

“A substantial portion of the assets of the Company are pledged…,” page 12

10. Please quantify the portion of your assets pledged as collateral under these agreements and address the circumstances in which the lenders may foreclose on the collateral.

Response: We have revised the risk factor in the Form S-1 to provide additional disclosure.

“There has been no prior public market for the Company’s securities…,” page 12

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11. You disclose here and elsewhere that the company intends to apply for quotation of its common stock on the OTC Bulletin Board. Please revise this disclosure as there is no business relationship between an issuer and the OTC Bulletin Board and it is a market maker who applies to quote an issuer’s securities.

Response: We have revised the risk factor in the Form S-1 to clarify the disclosure.

“The time devoted by Company management may not be full-time,” page 14

12. Please disclose the amount of time each officer currently contributes to the company.

Response: We have removed this risk factor. Currently, the officers of the Company do contribute a full-time schedule for the benefit of the Company, and the officers are available outside of traditional business hours to accommodate the pressing needs of clients.

Plan of Distribution, page 15

13. Please explain your disclosure about the reliance by your officers and directors on Rule 3a4-1 in the context of the current offering. Tell us whether your officers and directors intend to sell shares on behalf of the company or other selling shareholders.

Response: We have removed the reference to Rule 3a4-1, since officers and directors of the Company are not expected to sell shares of the Company in the current offering on behalf of the Company or other selling shareholders. Officers and directors will sell shares for their own respective accounts, and hence, the reference to Rule 3a4-1 in the Form S-1 is no longer necessary.

Selling Shareholders, page 16

14. We note your statement that no Selling Shareholder Shares are held by officers, affiliates or directors of the company. However, your selling shareholder table on page 34 indicates that Messrs. Blake, Galpin and Mautz (among other officers and affiliates of the company) are participating in the offering. Please revise.

Response: We have revised the applicable language in the Form S-1.

The Business, page 18

Summary, page 18

15. Please revise your disclosure to indicate the portion of your historic revenues attributable to each product and service offering (including, but not limited to recruiting, human resources services, worker’s compensation services and risk management services). We note, for example, your disclosure on page 18 that clients receive your risk management services at no cost. Separately, you should clearly identify future or planned product and service offerings and provide the status of development of such offerings. We note, for example, your reference on page 29 to starting an accounts receivable factoring business.

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Response: The Company has supplemented its disclosure to address these items. The revised disclosure in the Form S-1 provides this additional information.

The Business: Staffing, page 18

16. Please revise to clearly disclose if you consider your combined organization after the mergers completed on November 13, 2012 as: 1) a temporary staffing services company; 2) a Professional Employer Organization; or 3) as a placement agency.

Response: The Company considers itself to be a temporary staffing company. However, the Company conducts permanent placements at the request of existing clients. The revised disclosure is included in the Form S-1.

Trends in the Staffing Business, page 20

The Market, page 20

17. Please focus the discussion of the staffing market to information that reflects your current operations and market. For example, it appears that you are largely operating in California and Nevada. Therefore, please disclose the current geographic reach of your operations and discuss market conditions and trends in California and Nevada.

Response: The disclosure in the Form S-1 under “The Company’s Presence in the Market” has been revised to address the geographic reach and current operations of the business at present.

18. Please discuss the federal and state laws and regulations that apply to your operations and your compliance with those laws and regulations.

Response: We have added disclosure in the Form S-1 under a new sub-section “Governmental Regulations” to address these issues.

The Company’s Presence in the Market, page 21

19. Please provide your competitive position within your marketplace. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company has addressed its competitive position within the marketplace in the revised disclosure of the sub-section entitled “Competition” within the Form S-1.

20. Please clarify how you calculate your fill and retention rate and how that rate “translates into orders filled on time with low incidents of turnover.”

Response: The Company has supplemented its disclosure to address these items. The revised disclosure in the Form S-1 provides this additional information.

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21. We note your disclosure that you maintain a ready pool of candidates to meet clients’ “asap orders.” Please disclose the size of this pool of candidates.

Response: The Company has supplemented its disclosure to address these items. The revised disclosure in the Form S-1 provides this additional information.

Services, page 21

22. Please provide support for your assertions that you provide businesses with a “high-caliber” employee.

Response: The Company has supplemented its disclosure to address this issue. The revised disclosure in the Form S-1 provides the supporting information.

23. Please revise your disclosure to address whether there are any conditions or limitations on the “guarantee” you provide to your clients. Your revised disclosure should also indicate the number of refunds you have paid clients in the last fiscal year.

Response: The Company has revised its disclosure in the Form S-1 to address these issues. Please note that to date the Company has not paid any “refunds” per se under this “guarantee” policy.

Risk Management Program, page 22

24. Please provide the basis for your assertion that your risk management and safety program is “industry-leading.”

Response: The Company has supplemented its disclosure to address this issue. The revised disclosure in the Form S-1 provides the supporting information.

Pricing, page 22

25. We note your statement that your pricing is dependent on several variables and that you typically charge clients by marking up the pay of employees or “through other bill rates.” Please expand your disclosure to more clearly address the manner in which you charge for your services. For example, clarify the types of “other bill rates” you charge.

Response: The Company has supplemented its disclosure to address these issues regarding pricing. The expanded disclosure in the Form S-1 provides this additional information.

Strategic Partners and Supplies, page 23

26. We note your statement that you believe that strategic partnerships will be a “major component” of your operating strategy. Please clarify the nature of these anticipated strategic partnerships, including the type of individual or entity with whom you would enter into these agreements, and how they would be used in your operations.

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Response: The Company has supplemented its disclosure to address these issues. The expanded disclosure in the Form S-1 provides this additional information.

Revenues, page 24

27. Please balance the disclosure of your revenues with disclosure of your net losses.

Response: The Company has revised this disclosure in the Form S-1.

Factoring Facilities, page 25

28. Please disclose the material terms of these facilities and identify the portion of your assets pledged as collateral under them.

Response: The Company has revised the disclosure to note additional information about these factoring facilities and the collateral pledged thereof.

Management’s Discussion and Analysis of Financial Condition…, page 28

29. We refer to your discussion of the mergers completed between First Rate Staffing Corporation, First Rate Staffing, LLC, and First Rate Staffing, Inc. You state that the mergers took place separately, but were concurrently completed on November 13, 2012. Please tell us how you intend to account for the mergers between the companies.

Response: The Company accounted for the mergers of First Rate Staffing, LLC and First Rate Staffing, Inc. as a concurrent reverse acquisition (recapitalization transaction) completed on November 13, 2012 through the exchange of four million common shares of the Company for all the outstanding membership interests of First Rate Staffing, LLC and all of the outstanding common stock of First Rate Staffing, Inc.

30. We note your statement that if you are not able to successfully raise money as needed through a private placement or other securities offering, your ability to expand and implement your longer term business plan will be “severely jeopardized.” Please expand your disclosure to quantify the funding needed to expand and implement your business plan and strategy and clarify your reference to “longer term.” We note your statement on page 29 of your plan to raise between $2 million to $4 million in the “near future.”

Response: The Company has revised this disclosure in the Form S-1 (including under the section “Capital Resources”) to note additional information about its capital needs and funding objectives.

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31. Please revise your Management’s Discussion and Analysis to prominently state that your independent auditors have expressed substantial doubt as to your ability to continue as a going concern and explain what that means.

Response: The Company has revised this disclosure in the Form S-1 to prominently state this matter.

Capital Resources, page 29

32. We note your statement that you intend to fund your own accounts receivable factoring company and operate your own worker’s compensation captive unit. Please expand your disclosure here as well as in your business section to address when you anticipate expanding your operations to include these services and clarify how they would impact your current business operations. Identify any material costs or regulatory obligations you would incur as a result of operating an accounts receivable factoring company or worker’s compensation captive unit.

Response: The Company has supplemented its disclosure in this section of the Form S-1 to address these issues.

33. Please provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350. Your revised disclosure should address and quantify, if possible, your anticipated “significant budget” for marketing activities, as referenced on page 23 as well the expenses associated with being a public company, as discussed on page 7.

Response: The Company has supplemented its disclosure in this section of the Form S-1 to address these issues. Please note that the Company’s ability to meet both short-term (period of 1 year and less) and long-term (period greater than 1 year) liquidity is provided by factoring accounts receivable balances with a non-related third party financial institution. The Company entered into a new agreement effective September 1, 2012, with a $1,000,000 factor commitment. In addition, First Rate will potentially save approximately $100,000 annually on borrowing costs compared to the previous factoring arrangement based on the company’s current sales numbers (The difference between 9% and 24% on approximately $6.5 million factored accounts receivable balances). In addition, the Company may borrow from time to time as available, sources of funds from its officers and/or directors as needed.

The Company’s significant budget for marketing activities during FY2012 and FY2013 will consist of two levels of marketing: client marketing and acquisition marketing.  Client marketing costs are associated with sales staff whose sole purpose is to market to current and potential clients that fit the Company model. The Company uses a ‘boots on the ground’ approach leaving behind brochures and informative packages in an attempt to secure the contract.  Additionally, the Company incurs client relations costs.  For client acquisitions the Company incurs costs for investor relations, travelling, expenses for client acquisitions, and case by case joint marketing material for specific acquisitions as they occur.

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The ongoing costs associated with being a public company will require approximately $40,000 to $50,000 per annum, consisting of corporate governance associated expenses, professional legal and accounting fees.

34. Please discuss the extent to which you have relied on financing from related parties.

Response: The Company does not typically require financing from related parties for its operations. However, cash flow does vary in the operation of a staffing business. Factors that can cause unexpected changes in cash flow include annual workers’ compensation deposits, seasonal variations in the Company’s temporary work force and holiday and vacation pay paid by the Company. In addition, the Company has non-recurring or extraordinary charges from time to time, such as the expenses associated with the public offering, attorney’s fees and accounting fees. To meet unexpected costs or variability in cash flow, the Company has relied from time to time on financing from its related parties. As the Company expands and its sustained profitability and cash flow improves, the Company expects that any such reliance on financing from third parties would become obviated.

Discussion of Six Months ended June 30, 2012 for First Rate California, page 29

Discussion of Six Months ended June 30, 2012 for First Rate Nevada, page 30

Discussion of Year ended December 31, 2011 for First Rate California, page 30

Discussion of Year ended December 31, 2011 for First Rate Nevada, page 30

35. Disclose the primary reasons for changes in your results of operations in the periods presented. For each period presented, revise to: (1) clearly disclose and quantify each material factor that contributed to changes in revenues and operating losses; (2) provide insight into the underlying business drivers or conditions that contributed to these changes; and (3) describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. Please refer to Item 303 of Regulation S-K. For example, we note that both First Rate California and First Rate Nevada generated more revenues during the six months ended June 30, 2012 as compared with the six months ended June 30, 2011; however, each entity posted an operating loss during the six months ended June 30, 2012 as compared with an operating profit during the six months ended June 30, 2011.

Response: The Company has provided additional disclosure regarding the primary reasons for the changes in results in the periods presented.

Management, page 30

36. With respect to each director and executive officer, identify the name and principal business of each company or organization in which such person has been employed for the last five years. In addition, for each director, include a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

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Response: The Company has supplemented its disclosure in this section of the Form S-1 to address these issues.

Certain Relationships and Related Transactions, page 33

37. Please identify the affiliate company to which First Rate California and First Rate Nevada make advances to and receive payments from. Discuss the materials terms of and reasons for these advances and payments. Disclose whether the company intends to continue this arrangement.

Response: The Company has supplemented its disclosure in this section of the Form S-1 to note the affiliates.

The reason for these transactions between the affiliated entities is due to the manner in which the entities were set up. At the time that First Rate California and First Rate Nevada were set up, counsel and accountants for these entities recommended that two organizations be formed. In reality, the entities operated together and under common control; hence, the mergers into the Company essentially memorializes the working relationship that the entities had prior to the mergers. Prior to the mergers, deposits and expenses were sometimes mixed and interrelated between the two entities, and transfers had to be made between the two companies to address such issues. Inter-company transfers are no longer needed, due to the mergers, and as a result of the entities being combined into the Company, there are not anticipated to be related company payments and transfers on a going forward basis.

Financial Statements, page 37

38. Please update your financial statements and related disclosures as of September 30, 2012.

Response: The Company has included its updated financial statements and related disclosures as of September 30, 2012 with the filing of the attached Form S-1.

39. Please include pro forma financial information reflecting the effects of the mergers completed on November 13, 2012. The pro forma information should also reflect income tax expense on a pro forma basis. Please refer to the provisions of Rule 8-05 of Regulation S-X.

Response: The Company has provided the pro forma information reflecting the mergers as of and for the period ended September 30, 2012. This information is summarized below and is also included within the Form S-1.

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UNAUDITED PROFORMA BALANCE SHEETS

AS OF SEPTMBER 30, 2012

	First Rate LLC & Inc	First Rate	Adjustments	Proforma

ASSETS

Cash	$93,898	$150	$-	$94,048
Accounts receivable, net	249,968	-	-	249,968
Current assets	343,866	150	-	344,016

Property & equipment	1,017	-	-	1,017
Total assets	$344,883	$150	$-	$345,033

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$6,228	$-	$-	$6,228
Accrued expenses	17,183	-	-	17,183
Payroll tax payable	50,542	-	-	50,542
Current liabilities	73,953	-	-	73,953

Related party note	236,026	-	-	236,026
Total liabilities	309,979	-	-	309,979

Stockholders' equity
Common stock	-	150	-	150
Additional paid-in capital	61,852	52,501	(52,501)	61,852
Accumulated deficit	(26,948)	(52,501)	52,501	(26,948)
Total stockholders' equity	34,904	150	-	35,054

TOTAL LIABILITIES & EQUITY	$344,883	$150	$-	$345,033

	-	-	-	-

UNAUDITED PROFORMA INCOME STATEMENT
NINE MONTHS ENDED SEPTEMBER 30, 2012

	First Rate LLC & Inc	First Rate	Adjustments	Proforma

Revenues	$5,022,392	$-	$-	$5,022,392
Cost of revenues	4,469,110	-	-	4,469,110
Gross profit	553,282	-	-	553,282

Operating expenses	485,860	51,158		537,018
Income (loss) from operations	67,422	(51,158)	-	16,264

Other expenses	-	-	-	-
Interest expense, net	115,112	-	-	-

Loss before income tax	(47,690)	(51,158)	-	(98,848)

Income tax expense	-	-	-	-

Net loss	$(47,690)	$(51,158)	$-	$(98,848)

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Recent Sales of Unregistered Securities, page 38

40. Please revise to specify the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and briefly identify the facts relied upon to make the exemption available as well as the business purpose for each transaction identified herein. See Item 701 of Regulation S-K.

Response: The requested information has been included in the Form S-1, specifying additional details regarding the private placements of securities.

Exhibits, page 39

41. Please file all material contracts as exhibits to your registration statement including, for example, your credit agreement, factoring agreements, employment agreements and any contracts with material customers and suppliers. See Item 601(b)(10) of Regulation S-K.

Response: The Company is filing in the amended Form S-1 the exhibits representing the factoring agreements and lending relationship relating thereto.

Exhibit 23.1

42. Please revise to file the consent of Anton & Chia for the inclusion in this Registration Statement on Form S-1 of their report dated March 28, 2012, relating to their audits of the balance sheets as of December 31, 2011, and the related statements of operations, stockholders’ equity and cash flows for the period from April 20, 2011 (inception) through December 31, 2011 for Moosewood Acquisition Corporation.

Response: We are filing the consent of Anton Chia with the Form S-1 relating to these prior audits of Moosewood Acquisition Corporation.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 8-K and S-1 filed herewith together address the recent comments in the Comment Letter.

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If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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